NO ACT

P.E. 12/23/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005279

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 06 2014
Washington, DC 20549

February 6, 2014

Act: 1934
Section:
Rule: 14a-8(005)
Public
Availability: 2-6-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: United Parcel Service, Inc.
Incoming letter dated December 23, 2013

Dear Ms. Ising:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to UPS by John Chevedden. We also have received a letter from the proponent dated January 7, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Parcel Service, Inc.
Incoming letter dated December 23, 2013

The proposal requests that the board take steps to ensure that all of the company's outstanding stock has one vote per share in each voting situation.

We are unable to concur in your view that UPS may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that UPS may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 7, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
United Parcel Service, Inc. (UPS)
Give Each Share an Equal Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2013 no action request by proxy.

The Resolved statement is 85-words:
"RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

"This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts."

It is hard to believe that the company would be clueless about "preexisting rights" within text that is only 85-words.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Ryan C. Swift <rswift@ups.com>

[UPS: Rule 14a-8 Proposal, October 9, 2013. The original <490-word proposal is shortened here as requested as a special courtesy, October 16, 2013]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to one-vote per share for other shareholders. Plus there are further voting limitations on the shares with one-vote per share.

With stock having 10-times more voting power our company takes our shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. Plus we had no right to call a special meeting or act by written consent. And we had provisions mandating an 80%-vote in order to make a certain improvements to our corporate governance.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company F in social issues and D in governance and accounting. Scott Davis received $12 million in a year and had a whopping 28 years of pension credits. Mr. Davis could also receive long-term incentive pay for below-median performance. UPS had not incorporated links to environmental or social performance in its incentive pay policies for executives. We did not have an independent board chairman or even a Lead Director. There were only 5 full board meetings in a year.

GMI said there was not one independent director who had expertise in risk management. There was not one audit committee member who had substantial industry knowledge. Our board did not have formal responsibility for strategic oversight of our company's environmental practices. There were overboarded directors on our board and on our audit committee. Stuart Eizenstat was negatively flagged due to his involvement with the Mirant Corporation board, which filed for bankruptcy. Plus Mr. Eizenstat was on our executive pay and governance committees.

GMI said forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. UPS had a history of significant restatements, special charges or write-offs. UPS also had higher accounting and governance risk than 94% of companies and had a higher shareholder class action litigation risk than 85% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 93024-03613

December 23, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, United Parcel Service, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proponent submitted an initial version of the Proposal on October 9, 2013. *See* Exhibit A. As a result of several deficiencies (discussed below), the Company sent a deficiency notice to the Proponent on October 14, 2013 (the "Deficiency Notice"). *See* Exhibit B. The Proponent submitted a revised version of the Proposal on October 16, 2013. As revised, the Proposal, which is titled "Give Each Share An Equal Vote," states the following:

> RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

A copy of the revised Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit C.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3):

- because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- because the Supporting Statement contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for evaluation.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareowner proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareowners voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff concurred in the exclusion of an executive stock retention shareowner proposal that stated that it "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish . . . preexisting *executive pay rights*, if any, to the fullest extent possible" (emphasis added). The company argued that its "compensation program consist[ed] of numerous 'executive pay rights,'" but the proposal failed to specify which rights executives would be encouraged to relinquish. The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *JPMorgan Chase & Co. (Domini Social Equity Fund)* (avail. Mar. 5, 2010) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) because the term "grassroots lobbying communications" was not sufficiently explained); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where a proposal calling for the elimination of "incentives" for the company's CEO and board of directors did not sufficiently define such term); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the board of directors implement a "policy of improved corporate governance").

A shareowner proposal may be excluded as impermissibly vague and indefinite when it relies on inherently ambiguous terms, even when it cites examples to attempt to clarify such terms. In *The Home Depot, Inc.* (avail Mar. 28, 2013), the Staff concurred that a proposal asking that the board of directors "take[] the steps necessary . . . to strengthen our weak shareholder right to act by written consent" could be excluded under Rule 14a-8(i)(3) as vague and indefinite. The Staff concurred with the exclusion of the shareowner proposal notwithstanding the fact that the shareowner proposal also listed two specific examples of acts that Home Depot could take to carry out this proposal: it stated that the proposal "would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited." *See also Altera Corp.* (avail. Mar. 8, 2013) (same).

Similar to the precedent cited above, the Proposal relies on a term that is vague and indefinite: "any preexisting rights." The Proposal asks that the Company's Board of Directors "take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation," including encouraging and negotiating with shareowners having more than one vote per share to persuade such shareowners to "relinquish . . . any preexisting rights, if necessary." The Proposal, however, gives no guidance as to the meaning or scope of the phrase "any preexisting rights," which is necessary given the variety of rights currently held by Class A shareowners.

The Company has Class A and Class B shares, and holders of both classes have various rights on the basis of their share ownership, such as the right to vote, the right to receive dividends when declared by the Board, and the right to transfer their shares. Furthermore, Class A shareowners have certain rights that Class B shareowners do not, including the right to 10 votes per share and the right to convert their shares to Class B shares. Despite the numerous rights held by Class A shareowners, it is unclear which of these "preexisting rights" are referenced by the Proposal.

For example, the Proposal could be referencing only the "preexisting right[]" of Class A shareowners to vote 10 votes per share. However, the Proposal's express wording suggests that the phrase "any preexisting rights" is intended to apply to a broader, undefined set of "rights." Specifically, the word "any" includes all possible rights, and not just rights concerning the number of votes per share, and the use of the plural "rights" rather than the singular "right" creates further ambiguity as it suggests multiple possible rights. Thus, the statement that Class A shareowners should be encouraged to relinquish "any preexisting rights" appears to be referring to multiple, unstated rights rather than to the single, specified right to more than one vote per share. In addition, use of the words "if necessary" further demonstrates that the "preexisting rights" being referenced are not Class A shareowners' right to more than one vote per share since relinquishment of that right would be necessary for all shareowners to have one vote per share.

Given that the phrase "any preexisting rights" applies to a broader set of "rights," the scope of those "preexisting rights" thereby encompassed by the Proposal is unclear. For example, the Proposal could apply to <u>all</u> preexisting rights of Class A shareowners, such as the right to vote those shares and the right to receive dividends, or it could apply to some subset of those rights such as those other rights unique to Class A shareowners. However, none of those rights appears related to the ability of Class A shareowners to cast 10 votes per share, which is apparently what the Proposal concerns (e.g., the Proposal's title is "Give Each Share An Equal Vote"). Thus, as in *Boeing*, the reference to "any preexisting rights" is unclear.

As with the precedent cited above, the Proposal relies on a vague and indefinite term, "preexisting rights," such that neither the shareowners nor the Company can determine with reasonable certainty the Proposal's meaning, including exactly what rights the Proposal expects that Class A shareowners should be encouraged to relinquish. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponent Has Not Made Available To The Company For Evaluation.

As discussed above, Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in SLB 14B, Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

As noted above, the Proponent submitted an initial version of the Proposal on October 9, 2013. Because the Proponent failed to provide proof of ownership of the Company's securities, and because the initial version of the Proposal exceeded 500 words and contained various references to information reported by "the GMI/Corporate Library"—an external source, now known as GMI Ratings, that is not publicly available—the Company sent the Deficiency Notice. The Deficiency Notice stated:

> Finally, we note that the supporting statement accompanying the Proposal purports to summarize statements from a report by the GMI/Corporate Library that is not publicly available. In order that we can verify that the referenced statements are attributable to the GMI/Corporate Library and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced the GMI/Corporate Library report.

The Proponent submitted a revised version of the Proposal on October 16, 2013. Although the Proposal was revised to reduce its number of words, it did not meaningfully alter the references to the GMI/Corporate Library, except that it revised references to the "GMI/Corporate Library" as references to "GMI Ratings." Moreover, despite the Deficiency Notice, the Proponent has not provided the Company with a copy of the source document(s) for the statements he attributes to GMI Ratings. GMI Ratings' reports on companies are not publicly available, and based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be quoting.[1] For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk" and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR summaries. Thus, without being provided the source document(s) by the Proponent, the Company and its shareowners have no way of verifying to what GMI Ratings source(s) the statements in the Supporting Statement are attributable, whether those statements are accurately repeated in the Supporting Statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date.

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

---

[1] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics, various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. Many of the resources are subject to regular updates. None of these reports is available to the companies that GMI Ratings is reporting on without a paid subscription. Instead, we understand that upon request GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, shareowner proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references external sources that are not publicly available in proxy materials, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareowners that the company was unable to provide such support. As the Staff explained, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)." *Forest Laboratories, Inc.* (avail. Aug. 12, 2011).

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the shareowner proposal context, the Staff has recently confirmed that shareowner proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff reiterated its position in SLB 14 that website references are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareowner proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Here, the Supporting Statement contains three paragraphs that reference information purportedly reported by GMI Ratings, an external source that is not publicly available. As noted above, that information may be reported on a GMI subscription-based website (the "GMI Analyst" site) or may otherwise be in a GMI Ratings report. Moreover, while the Supporting Statement expressly attributes a number of its assertions to GMI Ratings, other statements in the three paragraphs are not explicitly attributed to GMI Ratings but instead are presented in a way that suggests that they are attributable to GMI Ratings,[2] highlighting the need to be able to verify whether the

---

[2] In each of the fifth, sixth and seventh paragraphs (the paragraphs referring to GMI Ratings), the first sentence is expressly attributed to GMI Ratings, while the other sentences appear to be, but are not expressly, attributed to GMI Ratings.

Supporting Statement is misleadingly presenting the Proponent's own views in a way that makes them appear to be attributable to GMI Ratings, which the Proponent touts as "an independent investment research firm."

As is the case with references to non-operational websites, the Proponent cannot circumvent scrutiny of references to an external, unavailable source by withholding the materials necessary to evaluate the statements for compliance with Rule 14a-9. *See* SLB 14G. There is no basis or reason for distinguishing between supporting statements that refer shareowners to an external website and supporting statements that reference and purport to attribute statements to a non-public report or website. As contemplated by SLB 14G, the Company's Deficiency Notice specifically requested a copy of the GMI Ratings report that the Supporting Statement purports to summarize, so that the Company could "verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." Absent access to such materials, the Company can neither "assess the context of the information upon which [the Proponent] rel[ies]," *see Forest Laboratories, Inc.* (avail. Aug. 2, 2011), nor "appreciate the context in which the quote[s] appear[]," *see H.J. Heinz Co.* (avail. July 21, 2006). Therefore, as indicated by SLB 14G, and consistent with the Staff's application of Rule 14a-9 to similar references in both *Forest Laboratories* and *H.J. Heinz*, the Proponent's failure to provide such materials is incompatible with the Commission's proxy rules and justifies exclusion under Rule 14a-8(i)(3).

The Supporting Statement contains numerous statements that it attributes to an external source that the Proponent has not made available to the Company for evaluation, and the Supporting Statement claims that the statements are relevant so that shareowners can "more favorably evaluate[]" the Proposal. Because the Proponent failed to provide the Company with the referenced materials, consistent with SLB 14G, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponent must, at the very least, revise the Supporting Statement to remove all three of the paragraphs that refer to and appear to be attributable to GMI Ratings. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ryan Swift, the Company's Assistant Secretary, at (404) 828-8188.

Sincerely,

Elizabeth Ising /GB

Elizabeth A. Ising

Enclosure

cc: Ryan Swift, United Parcel Service, Inc.
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. D. Scott Davis
Chairman of the Board
United Parcel Service, Inc. (UPS)
55 Glenlake Parkway, N.E.
Atlanta GA 30328
PH:
Fax:

Dear Mr. Davis,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden — October 7, 2013
Date

FISMA & OMB Memorandum M-07-16

cc: Teri P. McClure <tmcclure@ups.com>
Corporate Secretary
Fax:
Joseph Amsbary <jamsbary@ups.com>

[UPS: Rule 14a-8 Proposal, October 9, 2013]
Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to one-vote per share for other shareholders. Plus there are further voting limitations on the shares with one-vote per share.

With stock having 10-times more voting power our company takes our shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable.

Plus we had no right to call a special meeting or act by written consent. And we had provisions mandating an 80% vote in order to make a certain improvements to our corporate governance.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

The GMI/Corporate Library, an independent investment research firm rated our company F in social issues and D in governance and accounting. Scott Davis received $12 million in a year and had 28 years of credited service for pension purposes. Mr. Davis could also receive long-term incentive pay for below-median performance against a peer group. UPS had not incorporated links to environmental or social performance in its incentive pay policies for executives. We did not have an independent board chairman or even a Lead Director. There were only 5 full board meeting in a year.

GMI said there was not one non-executive member of our board who had general expertise in risk management. There was not one member of our audit committee who had substantial industry knowledge. Our board had not assumed formal responsibility for strategic oversight of our company's environmental practices. There were overboarded directors on our board and on our audit committee. Stuart Eizenstat was negatively flagged due to his involvement with the Mirant Corporation board, which filed for bankruptcy. Plus Mr. Eizenstat was on our executive pay and governance committees.

Forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. UPS had a history of significant restatements, special charges or write-offs. UPS also had higher accounting and governance risk than 94% of companies and had a higher shareholder class action litigation risk than 85% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

55 Glenlake Parkway, N.E.
Atlanta, GA 30328
404.828.6000

October 14, 2013

VIA OVERNIGHT DELIVERY AND EMAIL
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of United Parcel Service, Inc. (the "Company"), which received your shareowner proposal entitled "Give Each Share an Equal Vote" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal"). The proposal was received by the Company on October 9, 2013.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Furthermore, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 9, 2013, the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.).

Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, Rule 14a-8(d) requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted hyphenated terms as multiple words. We also have counted the Proposal's title because it is an argument in support of the Proposal. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

Finally, we note that the supporting statement accompanying the Proposal purports to summarize statements from a report by the GMI/Corporate Library that is not publicly available. In order that we can verify that the referenced statements are attributable to the GMI/Corporate Library and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced the GMI/Corporate Library report.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 55 Glenlake Parkway, N.E., Building 3, Floor 4, Atlanta, Georgia 30328. Alternatively, you may transmit any response by facsimile to me at (404) 828-6912.

If you have any questions with respect to the foregoing, please contact me at (404) 828-8188. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ryan C. Swift
Assistant Secretary

Enclosures

GIBSON DUNN

EXHIBIT C

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. D. Scott Davis
Chairman of the Board
United Parcel Service, Inc. (UPS)
55 Glenlake Parkway, N.E.
Atlanta GA 30328
PH:
Fax:

REVISED AS A SPECIAL COURTESY, OCT. 11 2013

Dear Mr. Davis,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden — October 7, 2013
John Chevedden — Date

FISMA & OMB Memorandum M-07-16

cc: Teri P. McClure <tmcclure@ups.com>
Corporate Secretary
Fax:
Joseph Amsbary <jamsbary@ups.com>
RYAN C. SWIFT
FX:

[UPS: Rule 14a-8 Proposal, October 9, 2013. The original <490-word proposal is shortened here as requested as a special courtesy, October 16, 2013]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to one-vote per share for other shareholders. Plus there are further voting limitations on the shares with one-vote per share.

With stock having 10-times more voting power our company takes our shareholder money but does not let us have an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. Plus we had no right to call a special meeting or act by written consent. And we had provisions mandating an 80%-vote in order to make a certain improvements to our corporate governance.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company F in social issues and D in governance and accounting. Scott Davis received $12 million in a year and had a whopping 28 years of pension credits. Mr. Davis could also receive long-term incentive pay for below-median performance. UPS had not incorporated links to environmental or social performance in its incentive pay policies for executives. We did not have an independent board chairman or even a Lead Director. There were only 5 full board meetings in a year.

GMI said there was not one independent director who had expertise in risk management. There was not one audit committee member who had substantial industry knowledge. Our board did not have formal responsibility for strategic oversight of our company's environmental practices. There were overboarded directors on our board and on our audit committee. Stuart Eizenstat was negatively flagged due to his involvement with the Mirant Corporation board, which filed for bankruptcy. Plus Mr. Eizenstat was on our executive pay and governance committees.

GMI said forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. UPS had a history of significant restatements, special charges or write-offs. UPS also had higher accounting and governance risk than 94% of companies and had a higher shareholder class action litigation risk than 85% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 10-17-13	# of pages ▸
To Ryan C. Swift	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax #	Fax #	

October 17, 2013

John R. Chevedden
Via facsimile to:

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 300 shares of Dana Corporation (CUSIP: 235825205, trading symbol: DAN), no fewer than 50 shares of PPG Industries (CUSIP: 693506107, trading symbol: PPG), no fewer than 60 shares of United Parcel Service (CUSIP: 911312106, trading symbol: UPS), no fewer than 40 shares of Praxair International (CUSIP: 74005P104, trading symbol: PX), no fewer than 60 shares of L3 Communications Holdings, Inc. (CUSIP: 502424104, trading symbol: LLL) and no fewer than 100 shares of Lockheed Martin Corporation (CUSIP: 539830109, trading symbol: LMT) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W669380-16OCT13